SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

30 April 2012

SHAREHOLDER CONSULTATION ON REMUNERATION

In recent discussions with our shareholders following the publication of Aviva's remuneration report on 21 March 2012, a number of them have voiced concerns about some elements of the report.

These concerns have mainly centred on how we structure the compensation paid when we recruit executive directors and whether overall levels of remuneration, driven by the operating performance in 2011, appropriately reflect changes in shareholder value through the year.

The Remuneration Committee believed that the proposed levels of remuneration were appropriate reward for Aviva's operating performance and strategic progress in 2011, as well as for attracting and retaining key executive directors, and accordingly were in shareholders' long term interests.

However reflecting on shareholder feedback, the Remuneration Committee has agreed to review how Aviva will compensate future joining executives for the loss of entitlement from their previous role. In addition, the Committee has accepted Mr Moss's decision not to accept the salary increase granted to him in 2012.

We will continue to consult with shareholders on executive remuneration.

Scott Wheway, Chairman of the Remuneration Committee, said:

"We take the views of our shareholders very seriously. I am disappointed that we haven't done that as well as we should have on this occasion. A number of shareholders have indicated that they would like to see a different approach to the way we compensate senior directors on recruitment and an even closer correlation between our pay packages and shareholder returns. Having listened to them, we have sought to address their concerns and will continue to engage with them on this matter."

Enquiries:

Media

Nigel Prideaux                                                                         +44 (0)20 7662 0215
Sue Winston                                                                           +44 (0)20 7662 8221
Andrew Reid                                                                           +44 (0)20 7662 3131

Analysts
Charles Barrows                                                                     +44 (0)20 7662 8115

Notes to editors:

About Aviva

• Aviva provides 43 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 April, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary